August 6, 2015
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Terence O'Brien, Branch Chief

RE: TAL International Group, Inc.
Form 10-K for the Year ended December 31, 2014
Filed February 19, 2015
Form 8-K
Filed April 29, 2015
Form 10-Q for Fiscal Quarter Ended March 31, 2015
Filed May 6, 2015
File No. 1-32638

Dear Mr. O'Brien:
TAL International Group, Inc. is in receipt of the comment letter dated August 3, 2015 (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission regarding the Company’s Form 10-K for the year ended December 31, 2014 filed February 19, 2015, Form 8-K filed April 29, 2015, and Form 10-Q for the fiscal quarter ended March 31, 2015 filed May 6, 2015. We are working on a substantive response to the Comment Letter and plan to submit such response to the staff on or before August 31, 2015.
If you have questions or would like to discuss this matter please do not hesitate to call me at (914) 697-2877.

Very truly yours,

By:	/s/ John Burns
Name:	John Burns
Title:	Senior Vice President and Chief Financial Officer
cc: Brian Sondey, TAL International Group, Inc.